SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-1 and Rule 13d-2)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CHINA XD PLASTICS COMPANY LIMITED

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

16948F107

(CUSIP Number)

Jie HAN

XD. Engineering Plastics Company Limited

Faith Dawn Limited

Faith Abundant Limited

No. 9 Dalian North Road, Haping Road Centralized Industrial Park,

Harbin Development Zone,

Heilongjiang Province, P. R. China, 150066

(86) 451-8434-6600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,960,788
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,960,788
11.	AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON: 6,960,788[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	6,960,788 shares consist of 5,960,788 of Common Stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of outstanding Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”).
2

Based on 71,548,841 total issued share capital of the Issuer, including 70,548,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JIE HAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,865,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,865,054
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,865,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	35,865,054 shares consist of (a) 28,904,266 shares of Common Stock directly owned by Mr. Han and (b) 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by Mr. Han through his 100% ownership of XD. Engineering Plastics Company Limited.
2	Based on 71,548,841 total issued share capital of the Issuer, including 70,548,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Faith Dawn Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1

Faith Dawn Limited is controlled by Mr. Jie Han who is its sole director. Mr. Jie Han is also the sole shareholder and sole director of Faith Abundant Limited, the sole shareholder of Faith Dawn Limited. Pursuant to the Equity Contribution and Voting Agreement as described in the Schedule 13D, Faith Dawn Limited has the irrevocable proxy to vote the Rollover Shares (as defined in the Schedule 13D) held by the other Reporting Persons as indicated in the Equity Contribution and Voting Agreement. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Faith Dawn Limited may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares. On May 8, 2021, the Company notified Faith Dawn Limited that the Company terminated the Merger Agreement pursuant to Section 9.1(c)(i) of the Merger Agreement (the “Notice”).  On May 12, 2021, Faith Dawn Limited sent a response letter to the Company that while it disagrees with the allegations made in the Notice, Faith Dawn Limited acknowledges that the Company can terminate the Merger Agreement pursuant to Section 9.1(c)(iii) of the Merger Agreement. As a result of the termination of the Merger Agreement, the Equity Commitment Letter and the Equity Contribution and Voting Agreement were also terminated pursuant to the terms thereof. As a consequence of such termination, Faith Dawn Limited ceases to be a Reporting Person and may not be deemed to beneficially own any shares of Common Stock or Series B Preferred Stock of the Company.

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Faith Abundant Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0 [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1

Faith Abundant Limited, as the sole shareholder of Faith Dawn Limited, may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5. On May 8, 2021, the Company notified Faith Dawn Limited that the Company terminated the Merger Agreement pursuant to Section 9.1(c)(i) of the Merger Agreement (the “Notice”). On May 12, 2021, Faith Dawn Limited sent a response letter to the Company that while it disagrees with the allegations made in the Notice, Faith Dawn Limited acknowledges that the Company can terminate the Merger Agreement pursuant to Section 9.1(c)(iii) of the Merger Agreement. As a result of the termination of the Merger Agreement, the Equity Commitment Letter and the Equity Contribution and Voting Agreement were also terminated pursuant to the terms thereof. As a consequence of such termination, Faith Abundant Limited ceases to be a Reporting Person and may not be deemed to beneficially own any shares of Common Stock or Series B Preferred Stock of the Company.

This amendment No. 10 (this “Amendment No. 10”) is filed jointly by XD. Engineering Plastics Company Limited, Mr. Jie Han, Faith Dawn Limited and Faith Abundant Limited, with respect to China XD Plastics Company Limited (the “Company” or “Issuer”).

This Amendment No. 10 amends and supplements the Schedule 13D (the “Schedule 13D”), as amended and supplemented by Amendment No. 9 filed on February 8, 2021 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 10 shall have the meanings assigned to such terms in the Schedule 13D. Except as amended or supplemented by this Amendment No. 10, all other information in the Schedule 13D is as set forth therein.

Item	2. Purpose of Transaction.

The response to Item 2 contained in the Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons were previously parties to a joint filing agreement, dated June 15, 2020 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file with the Commission the Schedule 13D and any and all amendments thereto. The Joint Filing Agreement was terminated by a Termination Agreement, dated May 12, 2021 (the “Termination Agreement”). The Termination Agreement is filed herewith as Exhibit 7.10 and is incorporated herein by reference.

As a result of the matters described in this Amendment, Parent and Merger Sub ceased to be the beneficial owner of more than five percent of the Common Stock and is no longer required to file statements on Schedule 13D with respect to his beneficial ownership of Common Stock or Series B Preferred Stock or other securities of the Issuer. The other Reporting Persons will continue filing statements on Schedule 13D with respect to their respective beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item	4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following sentence at the end thereof:

“On May 8, 2021, the Company provided a notice of termination (“Notice of Termination”) to Parent, pursuant to which the Company terminated the Merger Agreement because (i) Parent and Merger Sub have breached certain representations and warranties and covenants set forth in the Merger Agreement and (ii) those breaches are not capable of being cured prior to the Termination Date. Accordingly, the Parent Termination Fee becomes due and payable to the Company. On May 12, 2021, Faith Dawn Limited sent a response letter, dated May 11, 2021, to the Company that while it disagrees with the allegations made in the Notice of Termination, Faith Dawn Limited acknowledges that the Company can terminate the Merger Agreement pursuant to Section 9.1(c)(iii) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.3(b) of the Merger Agreement under that basis.

As a result of the termination of the Merger Agreement, the Equity Commitment Letter and the Equity Contribution and Voting Agreement were also terminated pursuant to the terms thereof. As a consequence of such termination, Parent and Merger Sub cease to be Reporting Persons.”

Item	5. Interest in Securities of the Issuer.

Items 5(a), (b) and (e) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5. The calculation of the percentages is based on 71,548,841 total issued share capital of the Issuer, including 70,548,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2020. As of the date of this Amendment, (i) Mr. Han directly holds 27,104,266 shares of Common Stock, (ii) XD. Engineering Plastics Company Limited directly holds 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock.

(e) As discussed in Item 4 above, on May 8, 2021, the Company provided a Notice of Termination to Parent, pursuant to which the Company terminated the Merger Agreement. On May 12, 2021, Faith Dawn Limited sent a response letter, dated May 11, 2021 (the “Response Letter”), to the Company that while it disagrees with the allegations made in the Notice of Termination, Faith Dawn Limited acknowledges that the Company can terminate the Merger Agreement pursuant to Section 9.1(c)(iii) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.3(b) of the Merger Agreement under that basis. As a result of the termination of the Merger Agreement, the Equity Commitment Letter and the Equity Contribution and Voting Agreement were also terminated. As a consequence of such termination, as of May 12, 2021, Parent and Merger Sub ceased to be Reporting Persons and may not be deemed to beneficially own any shares of Common Stock or Series B Preferred Stock of the Company.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 6 contained in the Schedule 13D are incorporated herein by this reference.

The descriptions of the Notice of Termination and the Response Letter under Item 4 are incorporated herein by reference in their entirety.

The Reporting Persons were previously parties to the Joint Filing Agreement, pursuant to which the Reporting Persons agreed to jointly file with the Commission the Schedule 13D and any and all amendments thereto. The Joint Filing Agreement was terminated by the Termination Agreement which is filed herewith as Exhibit 7.10 and is incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 7.08: Notice of Termination dated May 8, 2021 by the Company

Exhibit 7.09: Dawn Limited Response Letter to the Notice of Termination, dated as of May 11, 2021

Exhibit 7.10: Termination Agreement by and between the Reporting Persons, dated as of May 12, 2021

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2021

XD. Engineering Plastics Company Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Jie HAN

By:	/s/ Jie HAN

Faith Dawn Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Faith Abundant Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory